Filed Pursuant to Rule 424(b)(3)
Registration No. 333-254931

INVESCO REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 5 DATED JULY 16, 2021
TO THE PROSPECTUS DATED MAY 14, 2021

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Invesco Real Estate Income Trust Inc., dated May 14, 2021 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "we," "us," or "our" refer to Invesco Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:
•to provide an update on our portfolio;
•to disclose the transaction price for each class of our common stock as of August 1, 2021;
•to disclose the calculation of our June 30, 2021 NAV per share for all share classes;
•to provide an update on the status of our current public offering (the “Offering”);
•to disclose amendments to our Advisory Agreement and Operating Partnership Agreement; and
•to disclose amendments to our distribution reinvestment plan.
Portfolio Update

For the month ended June 30, 2021, the Company’s Class I NAV per share increased 1.17% from $27.6531 as of May 31, 2021 to $27.9777 as of June 30, 2021.1 This change was driven primarily by an increase in value in our multifamily asset as a result of rental rate growth, strong occupancy and supportive capital market conditions. Portfolio-wide occupancy is approximately 97%.
August 1, 2021 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of August 1, 2021 (and repurchases as of July 31, 2021) is as follows:

Transaction Price (per share)
Class T	$27.8771
Class S	$27.8771
Class D	$27.8771
Class I	$27.9777
Class E	$28.0959

The August 1, 2021 transaction price for each of our share classes is equal to such class’s NAV per share as of June 30, 2021. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

1 INREIT’s Class E NAV per share increased from $27.6768 to $28.0959.

June 30, 2021 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is made available on our toll-free, automated telephone line at 833-834-4924. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised quarterly by Capright or other third party appraisal firms engaged by Capright in accordance with our valuation guidelines and any appraisal performed by a firm other than Capright will be reviewed for reasonableness by Capright. We have included a breakdown of the components of total NAV and NAV per share for June 30, 2021.

Our total NAV presented in the following tables includes the aggregate NAV of our Class T, Class S, Class D, Class E, Class I and Class N shares. The following table provides a breakdown of the major components of our total NAV as of June 30, 2021:

$ in thousands, except share data
Components of NAV	June 30, 2021
Investments in real estate	$142,284
Investments in real estate-related securities	4,747
Investments in unconsolidated entities	109,285
Cash and cash equivalents	2,123
Restricted cash	859
Other assets	740
Mortgage note and revolving credit facility	(81,281)
Other liabilities	(2,873)
Accrued performance participation allocation	(791)
Net asset value	$175,093
Number of outstanding shares of common stock	6,247,426
The following table provides a breakdown of our total NAV and NAV per share by class as of June 30, 2021:

$ in thousands, except share data
NAV Per Share	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class N Shares	Total
Net asset value	$3	$3	$3	$14	$4,384	$170,686	$175,093
Number of outstanding shares of common stock	91	91	91	492	156,066	6,090,595	6,247,426
NAV Per Share as of June 30, 2021	$27.8771	$27.8771	$27.8771	$27.9777	$28.0959	$28.0246
Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the June 30, 2021 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Healthcare	6.1%	5.6%
Office	6.8%	5.8%
Multifamily	6.3%	5.0%
Industrial	6.1%	5.4%

These assumptions are determined by Capright and reviewed by the Adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Healthcare Investment Value	Office Investment Values	Multifamily Investment Values	Industrial Investment Values
Discount Rate	0.25% decrease	2.0%	2.0%	1.9%	2.0%
(weighted average)	0.25% increase	(1.9)%	(2.0)%	(1.9)%	(1.9)%
Exit Capitalization Rate	0.25% decrease	2.9%	3.1%	3.3%	3.2%
(weighted average)	0.25% increase	(2.7)%	(2.8)%	(3.0)%	(2.9)%
Status of our Public Offering
We are currently offering on a continuous basis up to $3.0 billion in shares of common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $0.6 billion in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we have issued and sold in the Offering (1) 273 shares of our common stock (consisting of 91 Class T shares, 91 Class S shares and 91 Class D shares) in the primary offering for total proceeds of $7,500 and (2) 492 shares of our common stock (consisting entirely of Class I shares) pursuant to our distribution reinvestment plan for a total value of approximately $14,000. As of June 30, 2021, our aggregate NAV was $175.1 million. We intend to continue selling shares in the Offering on a monthly basis.
Amendments to Advisory Agreement and Operating Partnership Agreement

The following disclosure modifies the disclosure in the sections of the Prospectus entitled “Compensation,” “Management—The Advisory Agreement” and “Summary of The Operating Partnership Agreement” and all related disclosures in the Prospectus.

On July 14, 2021, the Company, our Operating Partnership, and the Adviser entered into an amended and restated advisory agreement (the “Advisory Agreement”), and we entered into an amended and restated limited partnership agreement of Operating Partnership (the “Operating Partnership Agreement”).

The amendment to the Advisory Agreement allows the Adviser to elect to receive its management fee in cash, shares of our Class I common stock, shares of our Class E common stock, Class I units of the Operating Partnership or Class E units of the Operating Partnership. The Adviser may elect to have us or the Operating Partnership repurchase such shares or units from the Adviser at a later date. Any such repurchase requests will not be subject to the repurchase limits of our share repurchase plan or any reduction or penalty for an early repurchase.

The amendment to the Operating Partnership Agreement provides that distributions on the Class N Performance Participation may be payable in cash, Class I units or Class E units at the election of the Special Limited Partner. Distributions on the Performance Participation may be payable in cash, Class I units or Class E units at the election of the Special Limited Partner. If the Special Limited Partner elects to receive such distributions in Operating Partnership units, the Special Limited Partner may request the Operating Partnership to repurchase such units from the Special Limited Partner at a later date. Any such repurchase requests will not be subject to the Early Repurchase Deduction but will be subject to the same repurchase limits that exist under our share repurchase plan. The Operating Partnership will repurchase any such Operating Partnership units for cash unless our board of directors determines that any such repurchase for cash would be prohibited by applicable law or our charter, in which case such Operating Partnership units will be repurchased for shares of our common stock with an equivalent aggregate NAV.
Distribution Reinvestment Plan

Appendix A of the Prospectus is deleted in its entirety and replaced with the Distribution Reinvestment Plan attached to this Supplement as Appendix A.

On July 14, 2021, the board of directors of the Company approved amendments to the distribution reinvestment plan that, among other changes, allow stockholders who purchase shares of common stock pursuant to a private placement to elect to participate in the distribution reinvestment plan. The amendments to the distribution reinvestment plan will be effective as of July 26, 2021.

APPENDIX A: DISTRIBUTION REINVESTMENT PLAN

This Distribution Reinvestment Plan (the “Plan”) is adopted by Invesco Real Estate Income Trust Inc. (the “Company”) pursuant to its Second Articles of Amendment and Restatement (as amended or restated from time to time, the “Charter”). Unless otherwise defined herein, capitalized terms shall have the same meaning as set forth in the Charter.

1. Distribution Reinvestment. As agent for the stockholders of the Company (the “Stockholders”) who purchase Common Shares (the “Shares”) pursuant to (i) a Private Placement, (ii) the Initial Public Offering, or (iii) any future public offering of Shares (a “Future Public Offering”), and who do not opt out of participating in the Plan (or who affirmatively elect to participate in the Plan, as applicable, as set forth in Section 3 below) (the “Participants”), the Company will apply all dividends and other distributions declared and paid in respect of the Shares held by each Participant and attributable to the class of Shares purchased by such Participant (the “Distributions”), including Distributions paid with respect to any full or fractional Shares acquired under the Plan, to the purchase of additional Shares of the same class for such Participant; provided, however, that Participants that hold Class N Common Shares acquired in a Private Placement shall have all Distributions applied to the purchase of Class I Common Shares (in lieu of the purchase of additional Class N Common Shares).

2. Effective Date. The effective date of the Plan is January 16, 2020, the date that the Private Placement of the Class N Common Shares commenced.

3. Procedure for Participation. Any Stockholder who has received a copy of the Prospectus as contained in the applicable registration statement filed by the Company with the SEC with respect to the Initial Public Offering or any Future Offering, as applicable, will automatically become a Participant unless they elect not to become a Participant by noting such election on their subscription agreement; provided, however, that any Stockholder which (a) resides in a state or other jurisdiction which requires affirmative enrollment in the Plan (as disclosed in the applicable Prospectus) or (b) is a client of a participating broker-dealer that does not permit automatic enrollment in the Plan will only become a Participant if the Stockholder notes such an election on the Stockholder’s subscription agreement. Any Stockholder who has received a copy of the private placement memorandum with respect to a Private Placement will become a Participant by completing and executing an enrollment form or any appropriate authorization form as may be available from the Company, the Company’s transfer agent, the dealer manager for the applicable Private Placement or any soliciting dealer participating in the distribution of Shares for such Private Placement. If any Stockholder initially elects not to be a Participant, they may later become a Participant by subsequently completing and executing an enrollment form or any appropriate authorization form as may be available from the Company, the Company’s transfer agent, the dealer manager for the applicable Offering or any soliciting dealer participating in the distribution of Shares for an Offering. Participation in the Plan will begin with the next Distribution payable after acceptance of a Participant’s subscription, enrollment or authorization. Shares will be purchased under the Plan on the date that Distributions are paid by the Company.

4. Suitability. Each Participant is requested to promptly notify the Company in writing if the Participant experiences a material change in his or her financial condition, including the failure to meet the income, net worth, investment concentration, status as an “accredited investor” as defined by Regulation D of the Securities Act or other investment suitability standards imposed by the Company and set forth in the applicable Memorandum or the Company’s most recent Prospectus. For the avoidance of doubt, this request in no way shifts to the Participant the responsibility of the Company’s sponsor, or any other person selling Shares on behalf of the Company to the Participant, to make every reasonable effort to determine that the purchase of Shares is a suitable and appropriate investment based on information provided by such Participant.

5. Purchase of Shares.

A.Participants will acquire Shares from the Company (including Shares purchased by the Company for the Plan in a secondary market (if available) or on a stock exchange (if listed)) under the Plan (the “Plan Shares”) at a price equal to the most recently disclosed transaction price per Share applicable to the class of Shares purchased by the Participant (or, with respect to Participants that hold Class N Common Shares acquired in a Private Placement, the most recently disclosed transaction price per Share of the Class I Common Shares) on the date that the Distribution is payable. No upfront selling commissions will be payable with respect to Shares purchased pursuant to the Plan, but such Shares may be subject to ongoing stockholder servicing fees. Participants in the Plan may purchase fractional Shares so that 100% of the Distributions will be used to acquire Shares. However, a Participant will not be able to acquire Plan Shares and such Participant’s participation in the Plan will be terminated to the extent that a reinvestment of such

Participant’s Distributions in Shares would cause the percentage ownership or other limitations contained in the Charter to be violated.

B.Plan Shares to be distributed by the Company in connection with the Plan may (but are not required to) be supplied from: (i) Shares that will be issued by the Company in a Private Placement pursuant to an applicable exemption from registration under the Securities Act, (ii) Shares that will be registered with the SEC in connection with the Initial Public Offering, or (iii) Shares to be registered with the SEC in connection with a Future Public Offering.

6. Taxes. THE REINVESTMENT OF DISTRIBUTIONS DOES NOT RELIEVE A PARTICIPANT OF ANY INCOME TAX LIABILITY THAT MAY BE PAYABLE ON THE DISTRIBUTIONS. INFORMATION REGARDING POTENTIAL TAX INCOME LIABILITY OF PARTICIPANTS MAY BE FOUND IN THE PUBLIC FILINGS MADE BY THE COMPANY WITH THE SEC.

7. Share Certificates. The ownership of the Shares purchased through the Plan will be in book-entry form unless and until the Company issues certificates for its outstanding Shares.

8. Reports. On a quarterly basis, the Company shall provide each Participant a statement of account describing, as to such Participant: (i) the Distributions reinvested during the quarter; (ii) the number and class of Shares purchased pursuant to the Plan during the quarter; (iii) the per Share purchase price for such Shares; and (iv) the total number of Shares purchased on behalf of the Participant under the Plan. On an annual basis, tax information with respect to income earned on Shares under the Plan for the calendar year will be provided to each applicable participant.

9. Termination by Participant. A Participant may terminate participation in the Plan at any time, without penalty, by delivering 10 days’ prior written notice to the Company. This notice must be received by the Company prior to the last day of a quarter in order for a Participant’s termination to be effective for such quarter (i.e., a timely termination notice will be effective as of the last day of a quarter in which it is timely received and will not affect participation in the Plan for any prior quarter). Any transfer of Shares by a Participant to a non-Participant will terminate participation in the Plan with respect to the transferred Shares. If a Participant requests that the Company repurchase all or any portion of the Participant’s Shares, the Participant’s participation in the Plan with respect to the Participant’s Shares for which repurchase was requested but that were not repurchased will be terminated. If a Participant terminates Plan participation, the Company may, at its option, ensure that the terminating Participant’s account will reflect the whole number of Shares in such Participant’s account and provide a check for the cash value of any fractional share in such account. Upon termination of Plan participation for any reason, future Distributions will be distributed to the Stockholder in cash.

10. Amendment, Suspension or Termination by the Company. The Board of Directors may by majority vote amend any aspect of the Plan; provided, however, that the Plan cannot be amended to eliminate a Participant’s right to terminate participation in the Plan and that notice of any material amendment must be provided to Participants at least 10 days prior to the effective date of that amendment. The Board of Directors may by majority vote suspend or terminate the Plan for any reason upon 10 days’ written notice to the Participants.

11. Liability of the Company. The Company shall not be liable for any act done in good faith, or for any good faith omission to act, including, without limitation, any claims or liability (i) arising out of failure to terminate a Participant’s account upon such Participant’s death prior to timely receipt of notice in writing of such death or (ii) with respect to the time and the prices at which Shares are purchased or sold for a Participant’s account. To the extent that indemnification may apply to liabilities arising under the Securities Act, or the securities laws of a particular state, the Company has been advised that, in the opinion of the SEC and certain state securities commissioners, such indemnification is contrary to public policy and, therefore, unenforceable.